CONTINENTAL PRECIOUS MINERALS INC.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.
Tel: (416) 361-0737
Fax: (416) 361-0923

RECEIVED
2004 MAY -4 A 10:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024675

April 20, 2004

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-3358

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements for the nine months ended February 29, 2004 for your public files.

If you have any questions regarding the above, please do not hesitate to give me a call.

Yours truly,

CONTINENTAL PRECIOUS MINERALS INC.

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Per: Shereen Dorey

/sd

Encls.

Form 51-901F

BCSC

BRITISH COLUMBIA SECURITIES COMMISSION

CONTINENTAL PRECIOUS MINERALS INC.

Issuer Details

NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT MM/DD/YY
CONTINENTAL PRECIOUS MINERALS INC.	February 29, 2004	April 5, 2004

ISSUER ADDRESS				
56 TEMPERANCE STREET, 4TH FLOOR				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO	ONTARIO	M5H 3V5	(416) 361 - 0923	(416) 361 - 0737
CONTACT NAME			CONTACT POSITION	CONTACT TELEPHONE NO.
EDWARD GODIN			DIRECTOR	(905) 276-1508
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
N.A.		N.A.		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"EDWARD GODIN"	"EDWARD GODIN"	April 5, 2004
"PATRICIA SHEAHAN"	"PATRICIA SHEAHAN"	April 5, 2004
"STEWART JACKSON"	"STEWART JACKSON"	April 5, 2004

Continental Precious Minerals Inc.

Consolidated Balance Sheets
(Prepared By Management)

	February 29, 2004 (Unaudited)	May 31, 2003 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 493,486	$ 188,375
Marketable securities	39,784	337,620
Accounts receivable	1,226	2,669
Income taxes recoverable	-	105,002
	534,496	633,666
Investments	141,521	167,059
Resource properties	1	1
	$ 676,018	$ 800,726
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 24,091	$ 44,066
Shareholders' equity		
Authorized -		
Unlimited number of Class A preference shares, issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance		
Unlimited number of Common shares		
Issued (5,796,513 common shares)	4,293,379	4,293,379
Deficit	(3,641,452)	(3,536,719)
	651,927	756,660
	$ 676,018	$ 800,726

Responsibility for Financial Statements

The accompanying financial statements for Continental Precious Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2003 audited financial statements. Only changes in accounting policies have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Continental Precious Minerals Inc.

Consolidated Statements of Operations and Deficit
(Prepared By Management - Unaudited)

	Three Months Ended February 29, 2004	Three Months Ended February 28, 2003	Nine Months Ended February 29, 2004	Nine Months Ended February 28, 2003
Revenue				
Interest income	$ -	$ 3,980	$ 14,615	$ 5,534
Gain on sale of investments	-	21,208	129,763	29,873
	-	25,188	144,378	35,407
Expenses				
Write-down of marketable securities	-	-	1,510	73,054
Management salaries and benefits	31,516	31,549	91,516	91,549
Legal and audit	6,853	22,908	21,603	22,908
Shareholder information	894	2,719	17,225	7,818
Directors' Fees	6,000	-	12,000	14,000
Travel and business development	13,699	13,781	45,834	43,164
Office and general	6,198	(1,691)	12,543	13,990
Expense allowance	5,957	4,500	15,905	13,500
Transfer agent fees	4,368	903	5,437	4,115
Share of loss of Ekwan Technology Corporation	5,720	13,029	25,538	12,440
	81,205	87,698	249,111	296,538
Net loss for the period	(81,205)	(62,510)	(104,733)	(261,131)
Deficit, beginning of period	(3,560,247)	(3,359,408)	(3,536,719)	(3,160,787)
Deficit, end of period	$ (3,641,452)	$ (3,421,918)	$ (3,641,452)	$ (3,421,918)

Continental Precious Minerals Inc.
Consolidated Statements of Cash Flows
(Prepared By Management - Unaudited)

	Three Months Ended		Nine Months Ended	
	February 29, 2004	February 28, 2003	February 29, 2004	February 28, 2003
Cash provided by (used in)				
OPERATING ACTIVITIES				
Net loss for the period	$ (81,205)	$ (62,510)	$ (104,733)	$ (261,131)
Adjustments to reconcile net loss to net cash provided by operating activities				
Gain on sale of securities	-	(21,208)	(129,763)	(29,873)
Share of loss of Ekwan Technology Corporation	5,720	13,029	25,538	12,440
Write-down of marketable securities	-	-	1,510	73,054
Changes in non-cash working capital balances				
Accounts receivable	2,002	(1,021)	1,443	(3,129)
Income taxes recoverable	-	-	105,002	-
Accounts payable and accrued liabilities	(5,131)	21,907	(19,975)	21,933
	(78,614)	(49,803)	(120,978)	(186,706)
INVESTING ACTIVITIES				
Acquisition of investments	-	(278)	-	(278)
Proceeds from sale of marketable securities, net of purchases	-	(57,919)	426,089	(123,417)
	-	(58,197)	426,089	(123,695)
Change in cash and cash equivalents during the period	(78,614)	(108,000)	305,111	(310,401)
Cash and cash equivalents, beginning of period	572,100	436,089	188,375	638,490
Cash and cash equivalents, end of period	$ 493,486	$ 328,089	$ 493,486	$ 328,089

1. Summary of Significant Accounting Policies

The management of Continental Precious Minerals Inc. (the "Company") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements. These statements should be read in conjunction with the audited financial statements for the year ended May 31, 2003.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended February 29, 2004 are not indicative of the results that may be expected for the full year ending May 31, 2004.

These statements follow the same accounting policies and methods as the May 31, 2003 audited consolidated financial statements.

2. Stock Option Plan

The following stock options were outstanding as of February 29,2004:

Number of shares	Expiry Date	Exercise Price ($)
264,309	December 9, 2007	0.15
216,427	December 9, 2007	0.10
480,736		

On October 9, 2003, the Company has re-priced the exercise price on 264,309 incentive stock options previously granted to officers and a director so that such options are now exercisable at $0.15 per share until December 9, 2007.

3. Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2004	2003
Loss per share, basic	$ (0.02)	$ (0.05)
Loss per share, diluted	$ (0.02)	$ (0.05)
Numerator of basic and diluted loss per share:		
Loss for the period	$ (104,733)	$ (261,131)
Denominators:		
Weighted average number of common shares	5,796,513	5,796,513
Weighted average number of diluted common shares	5,796,513	5,796,513

4. Income taxes

Estimated taxable income for the period is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the May 31, 2003 audited consolidated financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

Supplement to Consolidated Financial Statements
(Prepared By Management - Unaudited)

As of March 17, 2004, the following items were outstanding:

i) 5,796,513 common shares

ii) Stock options

Number of shares	Expiry Date	Exercise Price $
264,309	December 9, 2007	0.15
216,427	December 9, 2007	0.10
480,736		

1. Analysis of expenses

See the allocation in the unaudited Consolidated Statements of Operations and Deficit for the nine months ended February 29, 2004

2. Analysis of related party transactions

None

3. Summary of securities issued and options granted during the year

(a) Summary of securities issued during the year

None

(b) Summary of options granted during the year

None

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited number of Class A Preference share
Unlimited number of Common shares

(b) Number and recorded value of share capital

5,796,513 common shares valued at $4,293,379

(c) Summary of options and warrants at period end

Options

See Note 2 in the February 29, 2004 Consolidated Financial Statements (unaudited)

Warrants

None

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Edward Godin - President, CEO, Secretary-Treasurer and Director
Patricia Sheahan - Director
Stewart Jackson - Director
J. Allan Ringler - Assistant Secretary and CFO
George Duguay - Assistant Treasurer

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

FEBRUARY 29, 2004

DESCRIPTION OF BUSINESS

Continental Precious Minerals Inc.'s (the "Company") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

OPERATIONS

In recent years the Company has concentrated on investing in portfolio investments in mining companies. More recently, the Company has altered its investment patterns by investing in Ekwan Technology Corporation ("Ekwan").

Ekwan is involved in the development of hyperspectral profiling surface units for the mining industry which allow the user to profile surface mineral concentrations based on the analysis of reflective light. To date, Ekwan has not earned significant revenues and is considered to be in the development stage. At this time, Ekwan requires financing to continue operations.

LIQUIDITY AND SOLVENCY

These remarks should be read in conjunction with the unaudited consolidated financial statements for the period ended February 29, 2004 and the audited May 31, 2003 consolidated financial statements.

The Company has no operations and the Company's only source of income in the current year has been revenue in the amount of $144,378 (2003 - $35,407). The largest part of this revenue has been derived from the trading of marketable securities - this amounted to $129,763. The remaining portion of $14,615 was interest income. Expenses for the nine months ended February 29, 2004 totaled $249,111, which includes the Company's share of loss in Ekwan Technology of $25,538.

The Company has no employees except for the president and promoter of the Company.

The Company spent no money on exploration expenditures during the quarter. No major expenditures are expected in the near future.

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

FEBRUARY 29, 2004

LIQUIDITY AND SOLVENCY (Continued)

The Company has no material contracts, no legal proceedings and no identified contingent liabilities.

As of February 29, 2004, the Company had cash and cash equivalents of $493,486.

During the period the Company had no financing activity and no stock options were issued.

Working capital at the end of the quarter was $510,405. The Company believes in cash preservation and will not spend funds unless absolutely required or mandated by any future transaction.

Basic and diluted loss per share was $0.02 for the nine months ended February 29, 2004 (2003 - $0.05).

The Company is able to meet future obligations due to the strong cash position of the Company. As of February 29, 2004, accounts payable of $24,091 were outstanding. The Company does not carry large sums of payables and as a result, management believes all obligations will be met when they become due.

MANAGEMENT SYNOPSIS

At this time, the Company has no operating revenues and is seeking exploration opportunities while focusing on Ekwan.